Exhibit 1

MIND CTI Reports First Quarter 2023 Results

Yoqneam, Israel, May 10, 2023 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, enterprise solutions for unified communications analytics and call accounting solutions as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2023.

The following will summarize our major achievements in the first quarter of 2023, as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $5.5 million, compared with $5.7 million in the first quarter of 2022.
●	Operating income was $1.3 million, or 24% of total revenues, compared with $1.6 million, or 29% of total revenues in the first quarter of 2022.
●	Net income was $1.3 million, or $0.07 per share, compared with $1.5 million, or $0.07 per share in the first quarter of 2022.
●	Cash flow from operating activities was $0.6 million, compared with $0.5 million in the first quarter of 2022.
●	Multiple follow-on orders.
●	Cash position was $17.9 million as of March 31, 2023 (before the dividend distribution of $4.8 million in April 2023).

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “As in previous quarters, we continue to benefit from the long-term successful relationships with our customers that appreciate our commitment to provide the highest level of support and the best products and services. We work with well designed and efficient processes that ensure our operating efficiency and productivity. Our customers, from time to time, increase their licenses and the scope of the solutions we provide to them. We expanded our platforms to better support digital transformations and in Q1 2023 we secured a second customer for the online store / e-commerce module that we developed. We made progress with the implementations for the two new customers we won in 2022. We remain active in our search for suitable acquisitions in order to enhance our market position.”

Revenue Distribution

Europe represented 54% (including the Message Mobile and GTX revenues in Germany that represented 38%), the Americas represented 37%, and the rest of the world represented 9% of total revenues.

Customer care and billing software totaled $2.8 million, or 52% of total revenues, enterprise messaging and payment solutions were $2.1 million, or 38% of total revenues and enterprise solutions totaled $0.6 million, or 10% of total revenues.

Licenses totaled $0.2 million, or 4% of total revenues, while maintenance and additional services were $5.3 million, or 96% of total revenues.

Dividend Distribution

As previously announced, the Board declared on March 8, 2023 a gross dividend of $0.24 per share with tax being withheld at a rate of 22%.

The dividend of approximately $4.8 million, is presented in our balance sheet as of March 31, 2023 among other payables. The net dividend was distributed to our shareholders and withholding taxes were paid in Q2 2023.

AGM and Board of Directors Update

The Company held its Annual General Meeting of Shareholders on May 9, 2023 and all the proposed resolutions were approved.

Mr. Barzilay was appointed Chairman of the Board, replacing Mr. Meir Nissensohn that resigned from our Board of Directors.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31,
	2023	2022
	U.S. dollars in thousands (except per share data)
REVENUES	$5,487	$5,691
COST OF REVENUES	2,787	2,607
GROSS PROFIT	2,700	3,084
OPERATING EXPENSES:
Research and development	900	944
Selling and marketing	265	147
General and administrative	229	369
Total operating expenses	1,394	1,460
OPERATING INCOME	1,306	1,624
FINANCIAL INCOME, net	148	7
INCOME BEFORE TAXES ON INCOME	1,454	1,631
TAXES ON INCOME	109	130
NET INCOME	$1,345	$1,501

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.07

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,131	20,066
Diluted	20,420	20,318

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,835	$5,265
Short-term bank deposits	10,987	12,040
Marketable securities	159	174
Accounts receivable, net	2,877	2,357
Other current assets	407	293
Prepaid expenses	254	169
Total current assets	21,519	20,298

NON-CURRENT ASSETS:
Accounts receivable	81	58
Severance pay fund	1,897	1,914
Deferred income taxes	146	143
Property and equipment, net	250	225
Right-of-use assets, net	886	946
Intangible assets, net	351	374
Goodwill	7,832	7,785
Total assets	$32,962	$31,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,015	$937
Other current liabilities and accruals	6,823	1,978
Current maturities of lease liabilities	275	271
Deferred revenues	1,715	1,986
Total current liabilities	9,828	5,172

LONG-TERM LIABILITIES:
Deferred revenues	120	107
Lease liabilities, net of current maturities	549	615
Accrued severance pay	1,906	1,930
Deferred income taxes	105	112
Total liabilities	12,508	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,580	27,546
Accumulated other comprehensive loss	(1,002)	(1,073)
Accumulated deficit	(5,155)	(1,662)
Treasury shares	(1,023)	(1,058)
Total shareholders’ equity	20,454	23,807
Total liabilities and shareholders’ equity	$32,962	$31,743

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,345	$1,501
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	49	46
Deferred income taxes, net	(12)	(7)
Accrued severance pay	7	(6)
Unrealized loss from marketable securities, net	15	13
Employees share-based compensation expenses	68	47
Changes in operating asset and liability items:
Increase in accounts receivable, net	(522)	(478)
Increase in other current assets	(112)	(64)
Increase in prepaid expenses	(84)	(49)
Increase in accounts payable	62	268
Decrease in other current liabilities and accruals	(2)	(463)
Change in operating lease liability	(2)	(24)
Decrease in deferred revenues	(258)	(295)
Net cash provided by operating activities	554	489

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(42)	(12)
Severance pay funds	(14)	(17)
Proceeds from short-term bank deposits	1,053	789
Net cash provided by investing activities	997	760

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	19	(28)

INCREASE IN CASH AND CASH EQUIVALENTS	1,570	1,221
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,265	4,182
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,835	$5,403

5